UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Excerpt of Items (1), (2), (3), (4), (5), (6), (7), (10), and (11) from the Minutes of the 88th Meeting of the Board of Directors of Oi S.A., held on July 22, 2015 (English translation)

2	Excerpt of Items (5) and (6) from the Minutes of the Meeting of the Fiscal Council, held on July 9, 2015 (English translation)

3	Material Fact, dated July 22, 2015 (English translation)

4	Protocol of Merger and Instrument of Justification (English translation)

5	Apsis Appraisal Report of the Book Value of the Shareholders’ Equity of Telemar Participações S.A. (English translation)

6	Apsis Report of the Shareholders’ Equity of Oi and TmarPart, at Market Value, Pursuant to Article 264 of Law No. 6.404/76 (English translation)

7	Form of Proposed Bylaws (English translation)

8	Second Amendment to the Termination Agreement of the General Shareholders’ Agreement, dated July 22, 2015 (English translation)

9	Second Amendment to the Termination Agreement of the Shareholders’ Agreement, dated July 22, 2015 (English translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name: Flavio Nicolay Guimarães
Title: Chief Financial Officer and Investor Relations Officer